

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 6, 2016

Via E-mail
Ming Hsieh
Chief Executive Officer
Fulgent Diagnostics, Inc.
4978 Santa Anita Avenue
Temple City, CA 91780

> **Re:** **Fulgent Diagnostics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 9, 2016**
> **CIK No. 0001674930**

Dear Mr. Hsieh:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Risks Affecting Us, page 4

2.   Please address your history of losses in the risk factors you highlight in this section.

Pharma Split-Off and Reorganization, page 5

3.   Please provide an organizational diagram that includes any LLC entities below Fulgent
        LLC. The diagram should also reflect the percentage of equity interests to be held in the
        company by each of the Fulgent LLC equity owners as a group, the public, and the
        incentive plan.

Risk Factors, page 12

Our principal stockholders and management own a significant percentage…, page 38

4.   If applicable, please disclose that you will be considered a "controlled" company under
        the exchange's rules and what that means with respect to your compliance with the
        corporate governance rules relating to independent directors and board committees.

Our certificate of incorporation designates the Court of Chancery…, page 40

5.   If you plan on filing your amended certificate of incorporation with the Secretary of State
        of Delaware after the public shareholders buy your IPO shares, please tell us the basis for
        the first sentence of the second paragraph or delete.

Pharma Split-Off, page 45

6.   You state in the second paragraph that "except as described in this prospectus, neither
        Fulgent LLC nor Fulgent Inc. is associated with Fulgent Pharma." On page 104, you
        state that "[f]ollowing the Pharma Split-Off, Ming Hsieh, the Manager and largest equity
        holder of Fulgent LLC and President and Chief Executive Officer of Fulgent Inc.,
        remained the Manager and largest equity holder of Fulgent Pharma." Please describe in
        this section the continuing relationship, if any, between any affiliates of the company and
        Fulgent LLC with Fulgent Pharma.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 56

Results of Operations, page 61

7.   Please expand your discussion under results of operations for all periods to discuss in
        greater detail the reasons for material increases in revenues. For example, you disclose
        that revenue increased 117% for the three months ended March 31, 2016 due to the

increased number of billable tests delivered without further analysis as to whether this was attributable to the introduction of new products or whether this was a one-time event or may continue in the future. See Item 303(a)(3) of Regulation S-K.

Critical Accounting Policies and Use of Estimates, page 66

Equity-Based Compensation, page 67

8.   We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Liquidity and Capital Resources, page 64

9.   Given your history of losses, please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on a long-term basis. Your discussion should disclose in greater detail how you plan to address the funds necessary to achieve your business plan. Refer to Instruction 5 of Item 303(a) of Regulation S-K, and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Business, page 72

10.   Please provide us supplementally with a copy of the report from USC Norris Comprehensive Cancer Center that provides the basis for the 35% and 17% amounts identified in the first paragraph on page 73. Mark the relevant portions of the report to identify the basis for these claims.

11.   We note you are including various disclosures in this section as of March 31, 2016, such as the number of your employees and the size of your sales team. Please provide this disclosure as of the most recent date practicable.

Management, page 94

12.   Please disclose the business experience of each of your executive officers and directors during the past five years. It is unclear what Paul Kim and John Bolger were doing during that period. Refer to the requirements of Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 103

Compensation of Vice President, Bioinformatics, page 104

13.   Please disclose any compensation received during 2016, as required by Item 404 of Regulation S-K.

Underwriting, page 120

14.   We note that a percentage of the shares being offered by the prospectus will be offered through a directed share program to "other persons associated with" you. Please expand your disclosure to describe with more specificity the nature of the 'association' between you and the persons to whom shares will be offered.

Note 2 - Significant Accounting Policies, page F-11

Loss per Unit, page F-15

15.   You state that the per unit impact of the extinguishment, including any deemed distribution, has not been presented and the loss per unit related to the tracking units issued were calculated and presented prospectively from the date of issuance. Please tell us the basis for this presentation and cite the authoritative literature used to reach your conclusion.

Recent Sales of Unregistered Securities, page II-2

16.   Please clarify how you concluded that the sales of securities for which you relied on the exemption under Section 4(a)(2) did not involve any public offering of securities. See Item 701(d) of Regulation S-K.

Undertakings, page II-4

17.   Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibits

18.   Please file the operating agreement of Fulgent LLC as an exhibit.

You may contact Myra Moosariparabil, Staff Accountant, at (202) 551-3796 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann, at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Scott M. Stanton, Esq.
       Morrison & Foerster LLP